Cancer imaging agent Flucis(R) approved in the EU


Berlin, July 25, 2002 - Schering AG's (FSE: SCH, NYSE: SHR) cancer imaging agent Flucis(R) for PET(Positron Emission Tomography) imaging has been approved in the EU. The launch of Flucis(R) is expected within the next months, reference member state for the Mutual Recognition Procedure (MRP) was France.

"The launch of Flucis(R) in the EU for the expanding market segment of PET will further strengthen our core competence in in-vivo imaging," said Michael Rook, Head of Schering's Diagnostics& Radiopharmaceuticals business area. "With new developments such as Flucis(R) we will extend our leading role in research and marketing in the field of diagnostics and radiopharmaceuticals."

Flucis(R) can be used in a very broad spectrum of diagnostic processes such as diagnosis, staging, monitoring and the detection of recurrences of several oncologic indications including head and neck cancer, lung cancer and malignant lymphomas. Further oncologic indications of Flucis(R) include the staging and detection of recurrences from colorectal cancer and melanoma.

Flucis(R), [18F] fludeoxyglucose, accumulates in cells with a high metabolic activity (e.g. cancer cells) by mimicking glucose. It is blocked in the cellular metabolic process and therefore remains trapped in the tumor cells allowing the monitoring with Positron Emission Tomography (PET).


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, Tel.: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Dr Claudia Schmitt, Tel.: +49-30-468 158 05, claudia.schmitt@schering.de


Find additional information at: www.schering.de/eng